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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549
[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Turner, Richard G.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               1022 Barberry Road
    ----------------------------------------------------------------------------
                                   (Street)

                               Bryn Mawr, PA 19010
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol  Mutual Risk Management Ltd. (MM)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year  December 31, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [X] Director    [X] Officer             [_] 10% Owner    [_] Other
                        (give title below)                       (specify below)

    Executive Vice President
    ----------------------------------------------------

7.  Individual or Joint/Group filing  (Check Applicable Line)
     X  Form filed by One Reporting Person
    ---
    ___ Form filed by More than One Reporting Person

-------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
                                Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                 204,801           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                  27,666           I          by Trust
------------------------------------------------------------------------------------------------------------------------------------

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

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                               Page 1 of 5 pages

--------------------------------------------------------------------------------
 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                                                   --------------------------
                                                                                                         (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option           $ 5.80000           12/24/01                A                     48,750
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option           $13.25000
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option           $14.562500
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option           $35.187500
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option           $26.25000
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right        $5.80000            12/24/01                A                     16,250
to buy)
-----------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right        $13.25000
to buy)
-----------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right        $14.5625
to buy)
-----------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right        $35.18750
to buy)
-----------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right        $26.2500
to buy)
-----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Year               rect (1)
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
             12/24/06  Common Stock   48,750                                  48,750                  D

             ------------------------------------------------                 ------------           ---
             12/14/05  Common Stock   44,951                                  44,951                  D

             ------------------------------------------------                 ------------           ---
             12/14/04  Common Stock   63,131                                  63,131                  D

             ------------------------------------------------                 ------------           ---
             12/16/03  Common Stock   37,159                                  37,159                  D

             ------------------------------------------------                 ------------           ---
             12/18/02  Common Stock   44,067                                  44,067                  D

             ------------------------------------------------                 ------------           ---
             12/24/06  Common Stock   16,250                                  16,250                  D

             ------------------------------------------------                 ------------           ---
             12/14/05  Common Stock    7,549                                   7,549                  D

             ------------------------------------------------                 ------------           ---
             12/14/04  Common Stock    6,869                                   6,869                  D

             ------------------------------------------------                 ------------           ---
             12/16/03  Common Stock    2,841                                   2,841                  D

             ------------------------------------------------                 ------------           ---
             12/18/02  Common Stock    3,933                                   3,933                  D

------------------------------------------------------------------------------------------------------------------------------------

Shares in trust are held by the Children's Trust of the Turner Family Trust

Explanation of Responses:

       --------------------------------  -----------------
       **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
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